Exhibit 99.1

abrdn National Municipal Income Fund (VFL) Announces Removal of Non-Fundamental Investment Policy Restricting Investments in High-Yield Municipal Securities

(Philadelphia, April 15, 2026) – abrdn National Municipal Income Fund (NYSE: VFL) announces that the Board of Trustees has approved the removal of a non-fundamental investment policy that restricted VFL from investing more than 20% of its portfolio in high-yield municipal securities. This change is effective June 1, 2026.

In reaching this decision, the Board considered, among other things, that removing this non-fundamental investment policy would likely result in higher credit exposure. The Board weighed the modest increase in credit risk against potential benefits, including expanded diversification, greater earnings, higher distributions, and improved long-term, risk-adjusted returns. The Board concluded that the broader investment mandate would better position VFL to serve shareholders. Additional details can be found on VFL's website at the following link: www.aberdeenvfl.com.

Following the effective date of June 1, 2026, while the VFL may invest in below investment grade securities without limitation, it is expected that VFL will increase its exposure to high-yield securities in stages, moving to approximately 30% of the portfolio initially, and approximately 30% to 50%, depending on market conditions, over time.

Important Information

Closed-end funds are traded on the secondary market through one of the stock exchanges. A fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

The value at which a closed-end fund stock trades on a stock exchange is a function of external market factors that are not under the control of the Fund’s Board or Investment Advisor. Closed-end fund shares may therefore trade at a premium or a discount to net asset value at any given time. Shareholders should be aware that a fund trading at a premium to net asset value may not be sustainable, and a fund’s discount to net asset value can widen as well as narrow. Shareholders of a fund trading at a premium who participate in that fund’s dividend reinvestment plan should note the reinvestment of distributions may occur at a premium to net asset value.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as “Aberdeen Investments” or “Aberdeen”. In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is one of the world’s largest asset management firms with extensive experience in managing closed-end funds dating back to the 1980s. As of December 31, 2025, Aberdeen Investments had approximately $525 billion in assets under management.

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

investor.relations@aberdeenplc.com

abrdn National Municipal Income Fund | Aberdeen